EXHIBIT 99.07

To announce the resolution of Annual General Meeting to release the restrictions on competitive activities on directors

Date of events: 2016/06/24

Contents:

1.Date of the shareholders’ meeting resolution:2016/06/24

2.Name and title of the director with permission to engage in competitive conduct:

Independent directorLo-Yu Yen

Independent directorJenRan Chen

DirectorLih-Shyng Tsai

3.Items of competitive conduct in which the director is permitted to engage:

(1)Lo-Yu YenEslite Spectrum Corporation Independent director Social Enterprise Insights Corporation director

(2)JenRan ChenPixnet Digital Media Technology Co., Ltd Executive Board Director Formolight Technology Co., Ltd Supervisor

(3)	Lih-Shyng TsaiNXP semiconductors N.V. Director

4.Period of permission to engage in the competitive conduct: During the term of being a director of the Company.

5.Circumstances of the resolution (please describe the results of the voting under Article 209 of the Company Act):Voting by a majority of the shareholders present who represent two-thirds or more of the total number of its outstanding shares. The proposal was approved.

6.If the permitted competitive conduct is business of a mainland China area enterprise, the name and title of the director (if it is not business of a mainland China area enterprise, please enter ”not applicable” below): Not applicable

7.Company name of the mainland China area enterprise and the director’s position in the enterprise:Not applicable

8.Address of the mainland China area enterprise:Not applicable

9.Business items of the mainland China area enterprise:Not applicable

10.Degree of effect on the Company’s finances and business:None

11.If the director has invested in the mainland China area enterprise, the monetary amount of the director’s investment and the director’s shareholding ratio:Not applicable

12.Any other matters that need to be specified:None